March 31, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Matthew Crispino, Staff Attorney

Re:	TIBCO Software Inc.
Form 10-K for the Fiscal Year Ended November 30, 2013
Filed January 29, 2014
File No. 000-26579

Dear Mr. Crispino:

TIBCO Software Inc. (the “Company”) is submitting this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 18, 2014 (the “Comment Letter”). For your convenience, we have repeated your comments 1 through 2 below, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 22

1.	We note the statement in this section that increasing your sales capacity by expanding your direct sales organization is one of your key initiatives for growing your business. We also note, however, that during the earnings conference call for the fourth quarter of FY 2013, management disclosed that the number of TIBCO’s quota-carrying sales reps decreased sequentially throughout FY 2013 – from 304 in the first quarter to 274 in the fourth quarter – despite the Company’s target to end FY 2013 with at least 300 quota-carrying reps. Please tell us whether the reduction in the number of your quota-carrying sales reps presents a trend or uncertainty that has had, or that you reasonably expect will have, a material impact on your business. In this regard, tell us what consideration you gave to disclosing qualitative and quantitative information regarding the changes in sales headcount during FY 2013 and the impact of such changes on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.A of SEC Release 33-8350.

March 31, 2014

Response:

The Company advises the Staff that it considered changes in its sales organization’s headcount during FY 2013 and the impact of such changes on its results of operations.

The Company’s sales organization consists of:

•	quota carrying sales reps;

•	inside sales reps;

•	business development executives; and

•	pre-sales consultants.

Notwithstanding the decrease in quota-carrying sales reps during FY 2013, the Company’s total headcount for its sales organization increased by 42 persons in FY 2013, from 872 to 914. One of the Company’s key initiatives continues to be growth through the increase in its overall distribution channels and expansion of its sales organization, including the number of quota-carrying reps. The decrease in the number of quota-carrying sales reps was a temporary development following changes in senior sales management and a re-evaluation of attainment levels. The Company does not believe that the effect from this temporary development in parts of its sales organization has had, or can reasonably be expected to have, a material impact on its business.

Exhibit Index

2.	It appears that you have not included in your exhibit index the 2013 Inducement Award Plan, filed as Exhibit 10.1 to the Form S-8 filed on April 12, 2013 and referenced in Note 16 to your financial statements. Please advise. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and will list the 2013 Inducement Award Plan as an exhibit in future filings.

*  *  *  *  *

March 31, 2014

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 846-1316. We respectfully request that the Staff confirm that it has no additional requests or comments.

Sincerely,

/s/ William R. Hughes

William R. Hughes
Executive Vice President, General Counsel and Secretary